

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 31, 2021

Tim Phillips
Chief Executive Officer
UNIVERSAL LOGISTICS HOLDINGS, INC.
12755 E. Nine Mile Road
Warren, Michigan 48089

      Re: UNIVERSAL LOGISTICS HOLDINGS, INC.
          Registration Statement on Form S-3
          Filed August 24, 2021
          File No. 333-259042

Dear Mr. Phillips:

      This is to advise you that we have not reviewed and will not review your registration statement.

      Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      Please contact Timothy Collins at 202-551-3176 with any questions.

                          Sincerely,

                          Division of Corporation Finance
                          Office of Energy & Transportation

cc: Edwin Lukas